                       CANWEST GLOBAL COMMUNICATIONS CORP.             Exhibit 3

                         COMBINED FINANCIAL INFORMATION

                  FOR THE 9 MONTHS ENDED MAY 31, 2003 AND 2002

                                   (UNAUDITED)

The following financial information has been prepared on a combined basis to proportionately consolidate the Company's 57.1% (57.5% to February 27, 2003) interest in Network TEN. This financial information is supplemental to the Company's consolidated financial statements and is designed to provide more complete disclosure of the scope of the Company's operations.

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                         COMBINED STATEMENTS OF EARNINGS
                                   (UNAUDITED)
          (IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT AS OTHERWISE NOTED)

                                                              FOR THE THREE MONTHS ENDED              FOR THE NINE MONTHS ENDED
                                                              MAY 31              MAY 31              MAY 31              MAY 31
                                                               2003                2002                2003                2002
REVENUE                                                       688,744             698,270           2,031,952            2,017,748
Operating expenses                                            509,796             519,550           1,512,913            1,519,196
                                                             --------            --------          ----------           ----------
OPERATING INCOME BEFORE UNDERNOTED                            178,948             178,720             519,039              498,552
Corporate expenses                                              6,728               7,401              17,197               18,391
Restructuring expenses                                         21,053                   -              21,053                    -
                                                             --------            --------          ----------           ----------
OPERATING INCOME BEFORE AMORTIZATION
   (EBITDA)                                                   151,167             171,319             480,789              480,161
Amortization of intangibles                                     4,375               4,375              13,125               13,125
Amortization of property, plant and equipment                  19,576              21,264              61,401               60,761
Other amortization                                              1,403               1,825               5,435                5,617
                                                             --------            --------          ----------           ----------
OPERATING INCOME (EBIT)                                       125,813             143,855             400,828              400,658
Financing expenses                                            (96,971)            (92,079)           (289,032)            (295,418)
Dividend income                                                 1,999               1,883               3,532                3,241
                                                             --------            --------          ----------           ----------
                                                               30,841              53,659             115,328              108,481
Investment gain (loss) net of write downs                      (2,277)                  -              19,831               63,020
Interest rate swap loss                                        (4,767)                  -             (13,634)                   -
                                                             --------            --------          -----------          ----------
EARNINGS BEFORE INCOME TAXES (EBT)                             23,797              53,659             121,525              171,501
Provision for income taxes                                     12,650              23,735              30,383               47,247
                                                             --------            --------          ----------           ----------
EARNINGS BEFORE THE FOLLOWING                                  11,147              29,924              91,142              124,254
Minority interests                                                  -               1,293                   -                6,261
Goodwill impairment loss                                            -                   -                   -              (11,387)
Interest in loss of equity accounted affiliates                  (256)               (529)             (1,035)                (966)
Realized currency translation adjustments                       1,593                   -                 693               (1,000)
                                                             --------            --------          ----------           ----------

NET EARNINGS FOR THE PERIOD                                    12,484              30,688              90,800              117,162
                                                             ========            ========          ==========           ==========

EARNINGS PER SHARE:(1)
    BASIC                                                    $   0.07            $   0.17          $     0.47           $     0.66
    DILUTED                                                  $   0.07            $   0.17          $     0.47           $     0.64

(1) Earnings per share have been calculated on the basis of the weighted average number of shares outstanding during the nine months of 177,068,661 (2002 - 176,921,717).

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                             COMBINED BALANCE SHEETS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                                                              AS AT
                                                                             ----------------------------------------
                                                                               MAY 31                       AUGUST 31
                                                                                2003                          2002
ASSETS
CURRENT ASSETS
Cash                                                                           112,026                         66,904
Accounts receivable                                                            624,823                        527,475
Income taxes recoverable                                                             -                         67,253
Inventory                                                                       13,018                         19,836
Investment in film and television programs                                     173,977                        161,771
Future income taxes                                                             32,777                         30,013
Other                                                                           12,432                         19,654
                                                                             ---------                      ---------
                                                                               969,053                        892,906
Other investments                                                              173,764                        163,619
Investment in film and television programs                                     300,691                        317,176
Property, plant and equipment                                                  697,283                        734,499
Other assets                                                                    97,568                        106,750
Intangibles and goodwill                                                     3,724,242                      3,870,526
                                                                             ---------                      ---------
                                                                             5,962,601                      6,085,476
                                                                             =========                      =========
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities                                       389,023                        479,365
Income taxes payable                                                            12,675                              -
Film and television program accounts payable                                   105,799                         64,834
Deferred revenue                                                                47,902                         60,596
Current portion of long term debt                                               78,492                        187,167
                                                                             ---------                      ---------
                                                                               633,891                        791,962
Long term debt                                                               3,529,395                      3,566,116
Other accrued liabilities                                                      125,289                        100,259
Future income taxes                                                            465,398                        451,228
                                                                             ---------                      ---------
                                                                             4,753,973                      4,909,565
                                                                             ---------                      ---------
SHAREHOLDERS' EQUITY
Capital stock                                                                  846,814                        896,422
Contributed surplus                                                              3,647                          3,647
Retained earnings                                                              400,504                        317,376
Cumulative foreign currency translation
  adjustments                                                                  (42,337)                       (41,534)
                                                                             ---------                      ---------
                                                                             1,208,628                      1,175,911
                                                                             ---------                      ---------
                                                                             5,962,601                      6,085,476
                                                                             =========                      =========

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                    COMBINED STATEMENTS OF RETAINED EARNINGS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                   FOR THE THREE MONTHS ENDED         FOR THE NINE MONTHS ENDED
                                                    MAY 31             MAY 31          MAY 31            MAY 31
                                                     2003               2002            2003              2002
RETAINED EARNINGS - BEGINNING OF
  PERIOD, AS PREVIOUSLY REPORTED                   388,020            390,832         317,376            475,053

Adjustment for adoption of new
  accounting pronouncements                              -                  -               -           (170,695)
                                                   -------            -------         -------           --------

RETAINED EARNINGS - BEGINNING OF
  PERIOD, AS ADJUSTED                              388,020            390,832         317,376            304,358

Excess of redemption price over carrying
  value of preferred shares                              -                  -          (7,672)                 -

Net earnings for the period                         12,484             30,688          90,800            117,162
                                                   -------            -------         -------           --------

RETAINED EARNINGS - END OF PERIOD                  400,504            421,520         400,504            421,520
                                                   =======            =======         =======           ========

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                        COMBINED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)
          (IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT AS OTHERWISE NOTED)

                                                             FOR THE THREE MONTHS ENDED             FOR THE NINE MONTHS ENDED
                                                              MAY 31            MAY 31              MAY 31             MAY 31
                                                               2003              2002                2003               2002
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings for the period                                    12,484            30,688              90,800             117,162
Items not affecting cash
    Amortization                                               25,374            29,879              84,793              86,748
    Interest paid in kind                                      28,597            27,340              85,585              78,153
    Future income taxes                                         1,396             3,016               7,480              29,230
    Interest in loss of equity accounted affiliates               256               529               1,035                 966
    Minority interests                                              -            (1,537)                  -              (8,451)
    Goodwill impairment loss                                        -                 -                   -              11,387
    Investment gain (loss) net of write downs                   2,277                 -             (19,831)            (63,020)
    Interest rate swap loss                                     4,767                 -              13,634                   -
    Realized currency translation adjustments                  (1,593)                -                (693)              1,000
                                                            ---------         ---------           ---------           ---------
                                                               73,558            89,915             262,803             253,175
Investment in film and television programs                    (24,196)          (28,923)           (100,181)           (133,628)
Amortization of film and television programs                   38,474            27,352             110,011             108,089
Other changes in non-cash operating
    accounts                                                  (23,533)          (56,557)            (91,912)           (241,475)
                                                            ---------         ---------           ---------           ---------
                                                               64,303            31,787             180,721             (13,839)
                                                            ---------         ---------           ---------           ---------
INVESTING ACTIVITIES
Other investments                                              (2,748)           (4,408)             (7,221)             (4,408)
Proceeds from Network TEN dilution                                540                 -               6,039                   -
Proceeds from sale of other investments                             -                 -                   -              87,000
Proceeds from divestitures                                          -                 -             193,500             133,039
Purchase of property, plant and equipment                     (10,656)          (14,116)            (31,558)            (50,612)
                                                            ---------         ---------           ---------           ---------
                                                              (12,864)          (18,524)            160,760             165,019
                                                            ---------         ---------           ---------           ---------
FINANCING ACTIVITIES
Issuance of long term debt                                    402,851                 -             493,825                   -
Repayment of long term debt                                  (418,019)          (53,656)           (732,904)           (113,100)
Issuance of share capital                                           -                 -                 392                 520
Preferred share redemption                                          -                 -             (57,672)                  -
Net change in bank loans and advances                               -                 -                   -             (28,999)
                                                            ---------         ---------           ---------           ---------
                                                              (15,168)          (53,656)           (296,359)           (141,579)
                                                            ---------         ---------           ---------           ---------

NET CHANGE IN CASH                                             36,271           (40,393)             45,122               9,601
CASH - BEGINNING OF PERIOD                                     75,755            79,712              66,904              29,718
                                                            ---------         ---------           ---------           ---------

CASH - END OF PERIOD                                          112,026            39,319             112,026              39,319
                                                            =========         =========           =========           =========

CASH FLOW FROM OPERATIONS PER SHARE: (1)(2)
     BASIC                                                  $    0.42         $    0.51           $    1.48           $    1.43
     DILUTED                                                $    0.42         $    0.49           $    1.48           $    1.39

(1) Cash flow from operations per share has been calculated on the basis of the weighted average number of shares outstanding during the nine months of 177,068,661 (2002 - 176,921,717).

(2) Cash flow from operations is defined as cash flow from operations before investment in and amortization of film and television programs and other changes in non-cash operating accounts.